File No. 074-00015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT

For the quarter ended September 30, 2003

Filed Pursuant to Rule 58 of the Public Utility Holding Company
Act of 1935

by
AMERICAN ELECTRIC POWER COMPANY, INC.
1 Riverside Plaza, Columbus, Ohio 43215

AMERICAN ELECTRIC POWER COMPANY, INC.
FORM U-9C-3
For the Quarter Ended September 30, 2003

CONTENTS

ITEM 1 - Organization Chart

ITEM 2 - Issuances and Renewals of Securities and
Capital Contributions

ITEM 3 - Associated Transactions

ITEM 4 - Summary of Aggregate Investment

ITEM 5 - Other Investments

ITEM 6 - Financial Statements and Exhibits
Statements of Income
Balance Sheet
Exhibits

ITEM 1 — ORGANIZATION CHART

Company names are indented and numbered to identify them as subsidiaries of the company that is listed immediately above them at the next tier. Some companies are subsidiaries of more than one company. The reference code for each subsidiary refers to the supplemental schedule to the organization chart that provides details regarding date and state of organization, nature of business, etc. required to be reported under Item 1.

Reference Code
00. American Electric Power Company, Inc.
01. American Electric Power Service Corporation
01. AEP C+I Company, LLC	1
02. AEP Ohio Commercial + Industrial Retail Company, LLC	2
02. AEP Texas Commercial + Industrial Retail GP, LLC	3
03. AEP Texas Commercial + Industrial Retail Limited Partnership	4
02. AEP Texas Commercial + Industrial Retail Limited Partnership	4
02. AEP Gas Power GP, LLC	5
03. AEP Gas Power Systems, LLC	6
02. AEP Retail Energy LLC	26
02. REP Holdco, LLC	84
03. Mutual Energy SWEPCO LLC	16
03. REP General Partner LLC	17
04. Mutual Energy SWEPCO LLC	16
01. AEP Coal, Inc.	7
02. Snowcap Coal Company, Inc.	8
02. AEP Kentucky Coal, LLC	9
02. AEP Ohio Coal, LLC	10
02. AEP West Virginia Coal, Inc.	11
02. Leesville Land, LLC	62
02. Springdale Land, LLC	73
01. AEP Energy Services, Inc.	12
01. AEP Investments, Inc.
02. AEP EmTech, LLC	15
03. Universal Supercapacitors, LLC	18
03. Integrated Fuel Cell Technologies, Inc.	33
03. Distribution Vision 2010, LLC	86
02. Dynelec, Inc.	87
02. Energy Trading Platform Holding Company, Inc.	13
02. Intercontinental Exchange Inc.	14
02. PowerSpan Corp.	24
02. AEMT, Inc.	31
02. Enerwise Global Technologies, Inc.	35
02. Powerware Solutions, Inc.	32
02. PHPK Technologies, Inc.	25
01. Mutual Energy L.L.C	19
02. AEP Ohio Retail Energy, LLC	21
01. AEP Power Marketing, Inc.	22
02. AEP Coal Marketing, LLC	20
02. AEP Emissions Marketing, LLC	54
01. AEP T+D Services, LLC	23
01. AEP Pro Serv, Inc.
02. Diversified Energy Contractors Company, LLC	64
03. DECCO II LLC	65
04. Diversified Energy Contractors, LP	66
03. Diversified Energy Contractors, LP	66
03. Industry and Energy Associates, L.L.C	67
02. United Sciences Testing, Inc.	85
01. AEP Texas POLR, LLC	27
02. AEP Texas POLR GP, LLC	28
03. POLR Power, L.P.	29
02. POLR Power, L.P.	29
01. AEP Utilities, Inc.
02. Southwestern Electric Power Company
03. The Arklahoma Corporation	34
03. Southwest Arkansas Utilities Corporation	88
03. Dolet Hills Lignite Company, LLC	36
02. CSW Energy, Inc.
03. CSW Development-I, Inc.	37
04. Polk Power GP II, Inc.	38
05. Polk Power GP, Inc.	39
06. Polk Power Partners, LP	40
07. Mulberry Holdings, Inc.	41
04. CSW Mulberry II, Inc.	42
05. CSW Mulberry, Inc.	43
04. Polk Power Partners, LP	40
05. Mulberry Holdings, Inc.	41
04. Noah I Power GP, Inc.	44
05. Noah I Power Partners, LP	45
06. Brush Cogeneration Partners	46
04. Noah I Power Partners, LP	45
05. Brush Cogeneration Partners	46
04. Orange Cogeneration GP II, Inc.	47
05. Orange Cogeneration G.P., Inc.	48
06. Orange Cogeneration Limited Partnership	49
07. Orange Cogen Funding Corp.	50
08. Orange Holdings, Inc.	51
04. CSW Orange II, Inc.	52
05. CSW Orange, Inc.	53
06. Orange Cogeneration Limited Partnership	49
07. Orange Cogen Funding Corp.	50
08. Orange Holdings, Inc.	51
03. CSW Ft. Lupton, Inc.	55
04. Thermo Cogeneration Partnership, L.P.	56
03. CSW Sweeny GP I, Inc.	57
04. CSW Sweeny GP II, Inc.	58
05. Sweeny Cogeneration Limited Partnership	59
03. CSW Sweeny LP I, Inc.	60
04. CSW Sweeny LP II, Inc.	61
05. Sweeny Cogeneration Limited Partnership	59
03. CSW Power Marketing, Inc.	30
03. CSW Services International, Inc.	63
03. CSW Eastex GP I, Inc.	68
04. CSW Eastex GP II, Inc.	69
05. Eastex Cogeneration Limited Partnership	70
03. CSW Eastex LP I, Inc.	71
04. CSW Eastex LP II, Inc.	72
05. Eastex Cogeneration Limited Partnership	70
02. CSW Energy Services, Inc.	74
03. Nuvest, L.L.C	75
04. National Temporary Services, Inc.	76
05. Octagon, Inc.	77
04. Numanco, L.L.C	78
05. NuSun, Inc.	79
06. Sun Technical Services, Inc.	80
06. Calibration and Testing Corporation	81
05. ESG, L.L.C	82
05. Numanco Services, LLC	83

Item 1 - Organization Chart (Continued)

	NAME OF REPORTING COMPANY	ENERGY OR GAS- RELATED COMPANY	DATE OF ORGAN- IZATION	STATE OF ORGAN- IZATION	PERCENTAGE OF VOTING SECURITIES HELD	NATURE OF BUSINESS
1	AEP C+I Company, LLC	Energy	10/10/00	Delaware	100.00%	Marketing of natural gas, electricity or energy related products

2	AEP Ohio Commercial + Industrial Retail Company, LLC	Energy	10/10/00	Delaware	100.00%	Marketing of natural gas, electricity or energy related products

3	AEP Texas Commercial + Industrial Retail GP, LLC	Energy	12/11/00	Delaware	100.00%	Marketing of natural gas, electricity or energy related products

4	AEP Texas Commercial + Industrial Retail Limited Partnership	Energy	12/12/00	Delaware	100.00%	Marketing of natural gas, electricity or energy

5	AEP Gas Power GP, LLC	Energy	12/19/00	Delaware	100.00%	Distributed generation products

6	AEP Gas Power Systems, LLC	Energy	07/09/96	Delaware	75.00%	Distributed generation products

7	AEP Coal, Inc.	Energy	10/29/01	Nevada	100.00%	Coal mining

8	Snowcap Coal Company, Inc.	Energy	10/29/01	Delaware	100.00%	Coal mining

9	AEP Kentucky Coal, LLC	Energy	10/29/01	Delaware	100.00%	Coal mining

10	AEP Ohio Coal, LLC	Energy	10/26/01	Delaware	100.00%	Coal mining

11	AEP West Virginia Coal, Inc.	Energy	10/29/01	Nevada	100.00%	Coal mining

12	AEP Energy Services, Inc.	Energy	09/24/96	Ohio	100.00%	Broker and market energy commodities

13	Energy Trading Platform Holding Company, Inc.	Energy	04/28/00	Delaware	16.70%	Energy marketing

14	Intercontinental Exchange, Inc.	Energy	06/16/00	Delaware	5.00%	Energy marketing

15	AEP EmTech, LLC	Energy	01/03/01	Delaware	100.00%	Development + commercialization of electrotechnologies

16	Mutual Energy SWEPCO LLC	Energy	04/04/01	Delaware	100.00%	Marketing of natural gas, electricity or energy related products

17	REP General Partner LLC	Energy	04/04/01	Delaware	100.00%	Marketing of natural gas, electricity or energy related products

18	Universal Supercapacitors, LLC	Energy	04/16/02	Delaware	50.00%	Non-regulated energy-related services and projects

19	Mutual Energy L.L.C.	Energy	12/17/99	Delaware	100.00%	Marketing of natural gas, electricity or energy related products

20	AEP Coal Marketing, LLC	Energy	01/22/03	Delaware	100.00%	Marketing of natural gas, electricity or energy related products

21	AEP Ohio Retail Energy, LLC	Energy	09/05/00	Delaware	100.00%	Marketing of natural gas, electricity or energy related products

22	AEP Power Marketing, Inc.	Energy	07/22/96	Ohio	100.00%	Marketing of natural gas, electricity or energy related products

23	AEP T+D Services, LLC	Energy	12/12/00	Delaware	100.00%	Energy services including operations, supply chain, transmission and distribution

24	Powerspan Corp	Energy	05/14/97	Delaware	9.80%	Pollution control technology development

25	PHPK Technologies, Inc.	Energy	07/01/91	Ohio	40.40%	Cyrogenic and vacuum equipment manufacture + service

26	AEP Retail Energy LLC	Energy	06/28/00	Delaware	100.00%	Marketing of natural gas, electricity or energy related products

27	AEP Texas POLR, LLC (aka AEP Texas Retail GP, LLC)	Energy	12/11/00	Delaware	100.00%	Marketing of natural gas, electricity or energy related products

28	AEP Texas POLR GP, LLC	Energy	11/14/01	Delaware	100.00%	Marketing of natural gas, electricity or energy related products

29	POLR Power, L.P.	Energy	11/14/01	Delaware	100.00%	Marketing of natural gas, electricity or energy related products

30	CSW Power Marketing, Inc.	Energy	Delaware		100.00%	Energy management

31	AEMT, Inc.	Energy	12/23/97	Florida	27.00%	Power conditioning product mfg and sales

32	Powerware Solutions, Inc.	Energy	02/15/94	Texas	4.00%	Energy management Systems for water utilities

33	Integrated Fuel Cell Technologies, Inc.	Energy	04/04/01	Delaware	0.10%	Non-regulated energy-related services and projects

34	The Arklahoma Corporation	Energy	05/16/47	Arkansas	44.20%	Electric transmission

35	Enerwise Global Technologies, Inc.	Energy	03/22/28	Arkansas	100.00%	Energy investments

36	Dolet Hills Lignite Company, LLC	Energy	03/02/01	Delaware	100.00%	Coal mining

37	CSW Development-I, Inc.	Energy	12/06/90	Delaware	100.00%	Qualifying facility

38	Polk Power GP II, Inc.	Energy	03/20/95	Delaware	50.00%	Qualifying facility

39	Polk Power GP, Inc.	Energy	09/18/91	Delaware	100.00%	Qualifying facility

40	Polk Power Partners, LP	Energy	02/19/92	Delaware	1.00%	Qualifying facility

41	Mulberry Holdings, Inc.	Energy	10/28/99	Delaware	100.00%	Qualifying facility

42	CSW Mulberry II, Inc.	Energy	03/21/95	Delaware	100.00%	Qualifying facility

43	CSW Mulberry, Inc.	Energy	02/03/94	Delaware	100.00%	Qualifying facility

44	Noah I Power GP, Inc.	Energy	05/14/91	Delaware	100.00%	Qualifying facility

45	Noah I Power Partners, LP	Energy	05/16/91	Delaware	1.00%	Qualifying facility

46	Brush Cogeneration Partners	Energy	06/17/94	Delaware	50.00%	Qualifying facility

47	Orange Cogeneration GP II, Inc.	Energy	03/16/95	Delaware	50.00%	Qualifying facility

48	Orange Cogeneration G.P., Inc.	Energy	02/05/93	Delaware	100.00%	Qualifying facility

49	Orange Cogeneration Limited Partnership	Energy	02/05/93	Delaware	1.00%	Qualifying facility

50	Orange Cogen Funding Corp.	Energy	06/11/92	Delaware	100.00%	Qualifying facility

51	Orange Holdings, Inc.	Energy	10/28/99	Delaware	100.00%	Qualifying facility

52	CSW Orange II, Inc.	Energy	03/16/95	Delaware	100.00%	Qualifying facility

53	CSW Orange, Inc.	Energy	04/21/93	Delaware	100.00%	Qualifying facility

54	AEP Emissions Marketing, LLC	Energy	01/22/03	Delaware	100.00%	Marketing of natural gas, electricity or energy related products

55	CSW Ft. Lupton, Inc.	Energy	04/01/93	Delaware	100.00%	Qualifying facility

56	Thermo Cogeneration Partnership, L.P.	Energy	03/17/93	Delaware	50.00%	Qualifying facility

57	CSW Sweeny GP I, Inc.	Energy	09/06/95	Delaware	100.00%	Qualifying facility

58	CSW Sweeny GP II, Inc.	Energy	09/06/95	Delaware	100.00%	Qualifying facility

59	Sweeny Cogeneration Limited Partnership	Energy	10/10/95	Delaware	50.00%	Qualifying facility

60	CSW Sweeny LP I, Inc.	Energy	09/06/95	Delaware	100.00%	Qualifying facility

61	CSW Sweeny LP II, Inc.	Energy	09/06/95	Delaware	100.00%	Qualifying facility

62	Leesville Land, LLC	Energy	02/11/03	Delaware	100.00%	Coal mining

63	CSW Services International, Inc.	Energy	03/19/97	Delaware	100.00%	Energy management

64	Diversified Energy Contractors Company, LLC	Energy	07/03/97	Delaware	100.00%	Non-regulated energy-related services and projects

65	DECCO II LLC	Energy	08/08/97	Delaware	100.00%	Non-regulated energy-related services and projects

66	Diversified Energy Contractors, LP	Energy	08/18/98	Delaware	100.00%	Non-regulated energy-related services and projects

67	Industry and Energy Associates, L.L.C.	Energy	05/26/98	Delaware	100.00%	Non-regulated energy-related services and projects

68	CSW Eastex GP I, Inc.	Energy	09/04/98	Delaware	100.00%	Qualifying facility

69	CSW Eastex GP II, Inc.	Energy	09/04/98	Delaware	100.00%	Qualifying facility

70	Eastex Cogeneration Limited Partnership	Energy	09/09/98	Delaware	50.00%	Qualifying facility

71	CSW Eastex LP I, Inc.	Energy	09/04/98	Delaware	100.00%	Qualifying facility

72	CSW Eastex LP II, Inc.	Energy	09/04/98	Delaware	100.00%	Qualifying facility

73	Springdale Land, LLC	Energy	02/11/03	Delaware	100.00%	Coal mining

74	CSW Energy Services, Inc.	Energy	09/24/97	Delaware	100.00%	Non-Regulated Energy-Related Services and Projects

75	Nuvest, L.L.C.	Energy	02/20/96	Delaware	92.90%	Staff augmentation to power plants

76	National Temporary Services, Inc.	Energy	12/31/90	Pennsylvania	100.00%	Staff augmentation to power plants

77	Octagon, Inc.	Energy	11/05/93	Delaware	100.00%	Staff augmentation to power plants

78	Numanco, L.L.C.	Energy	04/08/96	Oklahoma	100.00%	Staff augmentation to power plants

79	NuSun, Inc.	Energy	04/26/88	Delaware	100.00%	Staff augmentation to power plants

80	Sun Technical Services, Inc.	Energy	01/16/91	California	100.00%	Staff augmentation to power plants

81	Calibration and Testing Corporation	Energy	01/02/80	California	100.00%	Staff augmentation to power plants

82	ESG, L.L.C.	Energy	11/27/96	Oklahoma	50.00%	Staff augmentation to power plants

83	Numanco Services, LLC	Energy	04/08/96	Oklahoma	100.00%	Staff augmentation to power plants

84	REP Holdco, LLC	Energy	04/04/01	Delaware	100.00%	Marketing of natural gas, electricity or energy related products

85	United Sciences Testing, Inc.	Energy	05/07/97	Delaware	100.00%	Coal cleaning technology

86	Distribution Vision 2010, LLC	Energy	10/02/01	Delaware	20.00%	Energy investments

87	Dynelec, Inc.	Energy	06/03/94	Ohio	44.00%	Energy investments

88	Southwest Arkansas Utilities Corporation	Energy	03/21/28	Arkansas	100.00%	Real estate

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:

Company Issuing Security	Type of Security Issued	Principal Amount of Security	Issue or Renewal	Cost of Capital	Person to Whom Security Was Issued	Collateral Given With Security	Consideration Received for Each Security
(in thousands)

None

FINANCING AMONG ASSOCIATE COMPANIES:

Company Issuing Security	Type of Security Issued	Principal Amount of Security	Issue or Renewal	Cost of Capital	Person to Whom Security Was Issued
(in thousands)

None

CAPITAL CONTRIBUTIONS:

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contributions
(in thousands)

None

ITEM 3 — ASSOCIATED TRANSACTIONS

Part I — Transactions performed by reporting companies on behalf of associate companies

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
(in thousands)

Nuvest, LLC	AEP Texas Central Company - South Texas Project	Engineering	$1,469	-	--	$1,469

Nuvest, LLC	AEP Service Corporation - Regional Service Organization	Engineering	1,953	-	--	1,953

Nuvest, LLC	Indiana Michigan Company -
	DC Cook Plant	Engineering	3,571	-	--	3,571

Nuvest, LLC	Various AEP Utility
	Operating Companies	Engineering	3,570	-	--	3,570

Part II — Transactions performed by associate companies on behalf of reporting companies

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
			(in thousands)

American Electirc Power Service Corporation	AEPES	Administrative + Marketing	$1,084	$3,622	$--	$4,706

Houston Pipeline	AEPES	Asset Management	6,250	--	--	6,250

Jefferson Island	AEPES	Asset Management	1,250	--	--	1,250

CSW Energy, Inc.	Polk Power Partners, LP	Plant Services	415	196	--	611

CSW Energy, Inc.	Orange Cogeneration LP	Plant Services	805	172	--	977

CSW Dev I, Inc.	Polk Power Partners, LP	Plant Services	90	--	--	90

CSW Services International Inc.	Eastex Cogeneration LP	Plant Services	412	272	--	684

CSW Services International Inc.	Sweeny Cogeneration LP	Plant Services	379	552	--	931

Total			$10,685	$4,814	$--	$15,499

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
	(in thousands)

Total consolidated capitalization
as of September 30, 2003	$22,977,993	(a)		Line 1
Total capitalization multiplied by 15%
(line 1 multiplied by 0.15)	3,446,699			Line 2
Greater of $50 million or line 2			$3,446,699	Line 3
Total current aggregate investment:
(categorized by major line of energy-related business)
Energy-related Category 1: Energy Services	--
Energy-related Category 5: Energy Marketing	1,974,483
Energy-related Category 7: Maintenance Services	52,505
Energy-related Category 8: Qualifying Facility	965,090
Energy-related Category 10: Other Form of Energy	137,842
Energy-related Category 2,3,4,6,9	58,807
Total current aggregate investment			3,188,727	Line 4

Difference between the greater of $50 million or 15%
of capitalization and the total aggregate investment
of the registered holding company system
(line 3 less line 4)			$257,972	Line 5

(a)     Includes short-term debt.

Investments in gas-related companies:

      NONE

ITEM 5 — OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason for Difference in Other Investment
	(in thousands)

CSW Energy Services
Invested prior to
April 1, 1997	$2,696	$2,696	Amounts are excluded from Item 4

Qualifying facility
Invested prior to
April 1, 1997	194,644	194,644	Amounts are excluded from Item 4

ITEM 6 — FINANCIAL STATEMENTS AND EXHIBITS

        List all financial statements and exhibits filed as a part of this report.

Financial Statements:
  Balance sheets and Income Statements for period ended September 30, 2003 are filed confidentially under a separate cover for:

    AEP C&I Company, LLC
    AEP Coal, Inc.
    AEP EmTech LLC
    AEP Energy Services, Inc.
    AEP Gas Power GP, LLC
    AEP Gas Power System GP, LLC
    AEP Ohio C&I Retail Company, LLC
    AEP Power Marketing, Inc.
    AEP Retail Energy, LLC
    AEP T&D Services, LLC
    AEP Texas C&I Retail LP
    AEP Texas C&I Retail GP, LLC
    AEP Texas GP, LLC
    CSW Development-I, Inc. (consolidated)
    CSW Energy, Inc. (consolidated)
    CSW Energy Services, Inc.
    CSW Ft. Lupton, Inc.
    CSW Power Marketing, Inc.
    CSW Services International Inc.
    Diversified Energy Contractors Company, LLC (DECCO)
    Dolet Hills Lignite Company, LLC
    Eastex Cogeneration LP
    Enershop, Inc.
    Mutual Energy LLC (consolidated)
    Mutual Energy SWEPCO LP
    Nuvest, LLC
    POLR Power, LP
    REP General Partner LLC
    Sweeny Cogeneration LP

Exhibits:

1. Certificate stating that a copy of the U-9C-3 for the previous quarter has been filed with the Ohio, Kentucky, Virginia, West Virginia, Tennessee, Indiana, Arkansas, Louisiana, Oklahoma, Michigan and Texas State Commissions.

CERTIFICATE

        The undersigned certifies that he is the duly designated and acting Assistant Treasurer of American Electric Power Company, Inc., a New York corporation (“AEP”), and that:

        AEP’s Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended September 30, 2003 (the “Quarterly Report on Form U-9C-3”) was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies (the “Specific State Commissions”).

        The names and addresses of the Specific State Commissions are:

  Indiana Utility Regulatory Commission
  302 West Washington Street, E 306
  Indianapolis, Indiana 46204

  Kentucky State Commission
  211 Sower Boulevard
  P.O. Box 615
  Frankfort, Kentucky 40602

  Michigan Public Service Commission
  6545 Mercantile Way
  P.O. Box 30221
  Lansing, Michigan 48909

  Public Service Commission of West Virginia
  201 Brooks Street
  P.O. Box 812
  Charleston, West Virginia 25323

  Tennessee Regulatory Authority
  460 James Robertson Parkway
  Nashville, Tennessee 37243-0505

  The Public Utilities Commission of Ohio
  180 East Broad Street
  Columbus, Ohio 43215

  Virginia State Corporation Commission
  1300 East Main Street
  P.O. Box 2118
  Richmond, Virginia 23216

  Arkansas Public Service Commission
  1000 Center
  P.O. Box 400
  Little Rock, AR 72203-0400

  Louisiana Public Service Commission
  One American Place
  P.O. Box 91154
  Baton Rouge, LA 70821-9154

  Oklahoma Corporation Commission
  2102 N. Lincoln Blvd.
  P.O. Box 52000-2000
  Oklahoma City, OK 73152-2000

  Public Utility Commission of Texas
  1701 N. Congress Avenue
  Austin, TX 78701

        IN WITNESS WHEREOF, I have hereunto set my hand as of the 24th day of November, 2003.

By /s/ Wendy G. Hargus

Wendy G. Hargus
Assistant Treasurer

SIGNATURE

        The undersigned system company has duly caused this quarterly report to be signed on its behalf by the undersigned, thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.

AMERICAN ELECTRIC POWER COMPANY, INC.

By /s/ Wendy G. Hargus

Wendy G. Hargus
Assistant Treasurer

November 24, 2003